UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

22 February 2012
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

“This report on Form 6-K is deemed to be incorporated by reference in the prospectus contained in the registration statements on Form F-3 (No.333-166313)
and Form S-8 (No.s 333-165870, 333-90808, 333-173246, 333-10430, 333-13308 and 333-103656) of CRH plc, and to be part thereof from the date on which this Report has been furnished, to the extent not superceded by documents or reports subsequently filed or furnished.”

Enclosure:  CRH ANNOUNCES APPOINTMENT OF CHAIRMAN DESIGNATE

N      E      W      S                R      E      L      E      A      S      E
22 February 2012

CRH ANNOUNCES APPOINTMENT OF CHAIRMAN DESIGNATE

The Board of CRH today, Wednesday, 22nd February 2012, appointed Mr. Nicky Hartery as Chairman Designate, to succeed the present Chairman, Mr. Kieran McGowan.  Mr. McGowan, who has been Chairman since May 2007 and a Board member since 1998, will retire after the Company's Annual General Meeting, which is scheduled for 9th May 2012.

Mr. Hartery (60) who joined the Board of CRH in 2004, was Vice President of Manufacturing and Business Operations for Dell Inc.'s Europe, Middle East and Africa (EMEA) operations from 2000 to 2008.  Prior to joining Dell he was Executive Vice President at Eastman Kodak and previously held the position of President and Chief Executive Officer at Verbatim Corporation in the United States. He is Chief Executive of Prodigium, a consulting company which provides business advisory services.  He is also a non-executive director of Musgrave Group plc, a privately owned international food retailer, and Eircom Limited, a company which provides telecommunications services in Ireland.

Mr. Hartery is a Chartered Engineer, Fellow of the Institute of Engineers of Ireland, an electrical engineering graduate from University College Cork and holds an MBA from University College Galway.

CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland TELEPHONE +353 1 404 1000   FAX +353 1 404 1007
E-MAIL: mail@crh.com    WEBSITE: www.crh.com    Registered Office, 42 Fitzwilliam Square, Dublin 2, Ireland

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date  22 February, 2012

By:___/s/Maeve Carton___
M. Carton
Finance Director